SEC Mail Processing Section
FEB 28 2012
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFA FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Executive Center Drive, Suite 102 (B-32)
(No. and Street)

Greenville (City) South Carolina (State) 29615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian D. Smith (864) 284-6511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Faulkner and Thompson, PA
(Name – *if individual, state last, first, middle name*)

226 Northpark Drive, Suite 110 (Address) Rock Hill (City) South Carolina (State) 29730 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12012239

KW 3/4

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/16

Oath or Affirmation

I, **Brian D. Smith,** *swear* (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **SFA Financial, LLC,** as of **December 31, 2011,** are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 27th day of February, 2012.

Michelle Emmons
Notary Public

MICHELLE EMMONS NOTARY PUBLIC SOUTH CAROLINA

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements for brokers and dealers under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the Securities Investor Protection Corporation Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditor's report on internal control.
	(p)	Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SFA FINANCIAL, LLC

REPORT ON
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2011

SFA FINANCIAL, LLC

REPORT ON
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2011

SFA FINANCIAL, LLC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2011

TABLE OF CONTENTS

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT

To the Manager and Members of
SFA Financial, LLC

We have audited the accompanying statement of financial condition of SFA Financial, LLC (the *Company*) as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFA Financial, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Faulkner and Thompson, P.A.

Faulkner and Thompson, P.A.
Rock Hill, South Carolina
February 22, 2012

SFA FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS	
Cash and cash equivalents	$ 17,523
Commissions receivable	730
Prepaid expenses	10,944
Deposits with clearing organizations	74
Total assets	$ 29,271

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 6,007
Payable to related party	53
Commissions payable	609
Total liabilities	6,669
MEMBERS' EQUITY	
Contributed capital	20,200
Retained earnings	2,402
Total members' equity	22,602
Total liabilities and members' equity	$ 29,271

The accompanying notes are an integral part of these financial statements.

SFA FINANCIAL, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2011

REVENUE	
Variable life and annuities	$ 86,003
Fees for supervision/compliance	28,431
12b-1 Fees	2,095
529 Trails 12b-1	1,077
Trails	1,042
529 College Savings Plans	210
Sale of MF shares	169
Total revenue	119,027
OPERATING EXPENSES	
Commission expense	36,727
Compensation for supervision	15,850
Professional fees	9,146
Errors and omissions expense	6,648
Rent expense	6,000
Regulatory fees and expenses	2,093
Computer and interest expense	1,291
Miscellaneous	382
Total operating expenses	78,137
Net income	$ 40,890

The accompanying notes are an integral part of these financial statements.

SFA FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2011

	Contributed Capital	Retained Earnings (Deficit)	Total
BALANCE AT DECEMBER 31, 2010	$ 20,200	$(5,488)	$ 14,712
Member draws	-	(33,000)	(33,000)
Net income for the year ended December 31, 2011	-	40,890	40,890
BALANCE AT DECEMBER 31, 2011	$ 20,200	$ 2,402	$ 22,602

The accompanying notes are an integral part of these financial statements.

SFA FINANCIAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 40,890
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in receivables	(488)
Increase in prepaid insurance	(5,390)
Increase in deposits with clearing organizations	(5)
Increase in commissions payable	295
Decrease in payable to related party	(316)
Increase in accounts payable	6,007
Net cash provided by operating activities	40,993
CASH FLOW FROM FINANCING ACTIVITIES	
Member draws	(33,000)
Net cash used for financing activities	(33,000)
Increase in cash	7,993
CASH, BEGINNING OF YEAR	9,530
CASH, END OF YEAR	$ 17,523

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

SFA Financial, LLC (the *Company*) is registered as a broker-dealer with the Securities and Exchange Commission (*SEC*) and is a member of the Financial Industry Regulatory Authority (*FINRA*), formerly the National Association of Securities Dealers, Inc. (*NASD*). The Company was organized under the laws of the State of South Carolina on January 16, 2009. As a limited liability company, members have limited liability for certain acts.

The Company's primary source of revenue is derived from selling mutual funds, variable life, variable annuities and 529 college savings plans to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions by way of application or directly through the mutual fund companies or insurance companies.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Commissions Receivable

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

SFA Financial, LLC, as a broker-dealer, has approved Southeast Financial Advisors, LLC (a related party through common ownership) to conduct outside business in the area of investment advisory services. Under this agreement, the related party pays SFA Financial, LLC a portion of total investment advisory fees collected. The financial operations of Southeast Financial Advisors, LLC are not audited. Total funds received under this agreement during 2011 were $28,431.

The Company reimburses a related party for office space rent and a portion of its operating costs. During the year ended December 31, 2011, the Company paid $6,000 for office space rent and other operating costs.

At December 31, 2011, net amounts due to the related party, payable on demand, amounted to $53.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has significant dependency on the related party. The revenue received from the related party during 2011 represents twenty-four percent of the Company's total revenue.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

NOTE 6 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2011, the Company had net capital (as defined) of $11,584, which exceeded the minimum net capital requirements by $6,584. The Company's ratio of aggregate indebtedness to net capital was .58 to 1 at December 31, 2011.

NOTE 7 – SUBSEQUENT EVENTS

The financial statements considered subsequent events through February 22, 2012, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2011

SFA FINANCIAL, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Net Capital	
Total members' equity	$ 22,602
Deductions and/or charges:	
Nonallowable assets:	
Other deductions	(10,944)
Other assets - CRD	(74)
Net capital	$ 11,584
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 6,007
Commissions payable	609
Payable to related party	53
Aggregate indebtedness	$ 6,669
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 445
Minimum Net Capital Requirement	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 6,584
Ratio: Aggregate Indebtedness to Net Capital	.58 to 1
Excess Net Capital at 1000%	$ 5,584
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2011)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 11,637
Audit adjustments:	
To record payable to related party	(53)
Net capital per above	$ 11,584

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Manager and Members of
SFA Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of SFA Financial, LLC (the Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

Faulkner and Thompson, P.A.
Rock Hill, South Carolina
February 22, 2012